March 1, 2016

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC 20549

Attention: Mr. Ken Ellington

Re:	O’Connor EQUUS (File No. 811-22937)

Mr. Ellington:

This letter responds to comments given by you to Peter Kipa, Director of Fund Administration at SEI Investments Global Funds Services (“SEI”), Administrator to O’Connor EQUUS (the “Registrant”), in a telephone conversation on February 2, 2016. The comments provided relate to the Trust’s annual report as of September 30, 2015, filed on Form N-CSR (the “Report”) and such comments, to the extent applicable, should be applied going forward.

SEI provides the Registrant with administrative and accounting services, officers and other personnel, and submits these responses on behalf of the Registrant. In connection with the responses below, we acknowledge on behalf of the Registrant that the Registrant, through its officers and trustees, is primarily responsible for the adequacy and accuracy of the disclosure in the Report; that staff comments or changes to disclosure in response to staff comments in the Report reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Report; and that the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have reproduced the substance of your comments below, followed by the Registrant’s responses.

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SEC Comment 1

On the Financial Highlights filed on Form N-CSR, total return is presented before and after incentive fee. The Commission states the total return should only be presented after incentive fee as the return before incentive fee is not applicable to shareholders.

Trust Response to Comment 1

The Registrant agrees, and going forward, the total return in the Financial Highlights will only include total return after incentive fee.

SEC Comment 2

On the Financial Highlights filed on Form N-CSR, ratio of expenses to average net assets is presented before and after incentive fee. The Commission states the expenses to average net assets should only be presented after incentive fee within the Financial Highlights. The ratio of expenses to average net assets before incentive fee may only be presented as a footnote to the Financial Highlights.

Trust Response to Comment 2

The Registrant agrees, and going forward, the ratio of expenses to average net assets in the Financial Highlights will be presented after incentive fee and the ratio of expenses to average net assets before incentive fee will be footnoted.

SEC Comment 3

Please enhance the significant accounting policies disclosures to include a policy regarding translation of foreign currency.

Trust Response to Comment 3

The Registrant agrees, and going forward, will enhance the significant accounting policies disclosures to include a policy regarding translation of foreign currency.

SEC Comment 4

Please disclose, if any, the amounts of any capital loss carryforward and expiration dates.

Trust Response to Comment 4

The Registrant agrees, and going forward, will disclose any balances and the expiration date of any capital loss carryforward, if applicable. For the fiscal year ended September 30, 2015, the Registrant utilized all previous capital loss carryforward and had no balance to disclose as of September 30, 2015.

SEC Comment 5

Please consider providing the reader of the financial statements with a method to obtain the financial statements of a registered investment company in which the Registrant has a significant investment.

Trust Response to Comment 4

It is the Registrant’s policy to provide readers of the financial statements with a method to obtain the financial statements of a registered investment company in which the Registrant has an investment greater than 50% of the Registrant’s net assets.

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Please contact Peter Kipa at (610) 676-3113 if you have any questions or comments.

Very truly yours,

/s/ Robert Kerns

Robert Kerns

Treasurer, Controller and Chief Financial Officer

cc:	Nicolas Vagra Michael Beattie Lisa Whittaker Russell Emery Tammy Hui James J. Hoffmayer

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